 1-A/A LIVE 0001685831 XXXXXXXX 024-10619 true SANZ SOLUTIONS INC. FL 2015 0001685831 7380 47-5532100 1 1 7950 NW 53RD ST SUITE 337 MIAMI LAKES FL 33166 941-347-7380 Miguel Dotres Other 2420.00 0.00 0.00 0.00 2420.00 2900.00 0.00 6000.00 -3580.00 2420.00 0.00 0.00 0.00 0.00 0.00 0.00 Anton Chia LLP Common 45000000 000000000 NA NA 0 000000000 NA NA 0 000000000 NA true true true Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 25000000 45000000 0.10 0.01 0.10 0.00 1937500.00 1937500.11 Anton Chia LLP 5000.00 EAD Law Group 5000.00 1917500.00 The above table does not include fees to be paid to for administrative and escrow agent services, FINRA filing fee, fees for EDGAR document conversion and filing, and website posting fees. true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR SAnz Solutions, Inc. Common shares 30000000 0 3000 at par Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.